Exhibit 99.1

BAYTEX PROVIDES UPDATE ON TIMING OF CLOSING AURORA ACQUISITION AND EXCHANGE OF SUBSCRIPTION RECEIPTS FOR COMMON SHARES

CALGARY, ALBERTA (May 27, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) provides an update on the status of its proposed acquisition of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian law (the “Arrangement”).
On May 26, 2014 (in Perth), the Federal Court of Australia made orders approving the Arrangement between Aurora and its shareholders under which Baytex will acquire, through its wholly-owned subsidiary Baytex Energy Australia Pty Ltd., all of the outstanding ordinary shares of Aurora. On May 27, 2014 (in Perth), Aurora filed a copy of the Court’s orders approving the Arrangement with the Australian Securities and Investment Commission (“ASIC”) and ASIC has confirmed that the Arrangement is now effective. Closing of the Arrangement has been scheduled for June 11, 2014 (in Perth).
To partially finance the acquisition of Aurora, Baytex completed the issuance of 38,433,000 subscription receipts (the “Subscription Receipts”) at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. Upon closing of the Arrangement, each outstanding Subscription Receipt will be exchanged for one common share of Baytex (a “Common Share”) and a cash payment of $0.88 (being equal to the aggregate amount of dividends declared per Common Share for which record dates have occurred since the issuance of the Subscription Receipts), less any applicable withholding taxes (the “Dividend Equivalent Payment”).
Baytex expects that at the open of the Toronto Stock Exchange on June 11, 2014 the Subscription Receipts will be de-listed and the Common Shares issued in exchange for the Subscription Receipts will commence trading. Baytex further expects that, within a few days of June 11, 2014, holders of Subscription Receipts will receive the Common Shares and the Dividend Equivalent Payment to which they are entitled in their brokerage accounts.
Holders of Subscription Receipts are not required to take any action in order to receive their Common Shares and Dividend Equivalent Payment.
Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to but not limited to: the timing of completion of the Arrangement; the timing of de-listing of the Subscription Receipts from the Toronto Stock Exchange; and the timing of the exchange of the Subscription Receipts for Common Shares and the Dividend Equivalent Payment. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the satisfaction or waiver of the conditions to the completion of the Arrangement. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Baytex Energy Corp.
Press Release - May 27, 2014

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the Arrangement; and closing of the Arrangement could be delayed or not completed if we are not able to obtain the necessary approvals required for completion or, unless waived, some other condition to closing is not satisfied. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All amounts are in Canadian dollars unless otherwise noted.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com